Exhibit 99.1

STEALTHGAS INC. REPORTS FIRST QUARTER 2024 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, May 22, 2024. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	All-time record quarterly Net Income of $17.7 million for the first quarter of 2024, a 5.4% increase compared to last year’s first quarter, corresponding to a basic EPS of $0.49.

•

Revenues increased by 9.2% compared to the same period of last year to $41.6 million. Voyage and operating expenses decreased by 22.7% and Income from operations increased by 80.0% compared to the same period of last year.

•

Further increased period coverage. About 73% of fleet days for remainder of 2024 are secured on period charters, with total fleet employment days for all subsequent periods generating over $180 million (excl. JV vessels) in contracted revenues.

•	Continued to repay debt, making $32.0 million in debt repayments during the first quarter and $53.3 million so far during the second quarter.

•	Maintaining ample cash and cash equivalents (incl. restricted cash) of $83.6 million as of March 31, 2024 enabling the Company to further reduce debt.

First Quarter 2024 Results:

•

Revenues for the three months ended March 31, 2024 amounted to $41.6 million compared to revenues of $38.1 million for the three months ended March 31, 2023, an increase of $3.5 million, or 9.2%, while the number of vessels in our fleet declined to 27 vessels at the end of Q1 2024 from 32 vessels at the end of Q1 2023. The vessels remaining in the fleet earned higher revenues compared to the same period in the prior year mainly due to improved market conditions.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2024 were $2.9 million and $11.5 million, respectively, compared to $4.0 million and $14.5 million, respectively, for the three months ended March 31, 2023. The $1.1 million, or 28%, decrease in voyage expenses was the result of the reduction in spot market days, while the $3.0 million, or 21%, decrease in vessels’ operating expenses was mainly due to the decrease in the average number of owned vessels in our fleet.

•

Drydocking costs for the three months ended March 31, 2024 and 2023 were nil and $1.1 million, respectively. No vessels were drydocked during the first quarter of 2024, while drydocking expenses during the first quarter of 2023 mainly relate to the drydocking of one vessel and preparation of others.

•

Management fees for the three months ended March 31, 2024 and 2023 were $1.1 million and $1.2 million, respectively. The change is attributed to the decrease in the average number of owned vessels in our fleet.

•

General and administrative expenses for the three months ended March 31, 2024 and 2023 were $2.2 million and $0.8 million, respectively. The change is mainly attributed to the increase in stock-based compensation expense.

•

Depreciation for the three months ended March 31, 2024 and 2023 was $6.5 million and $6.6 million, respectively, slightly decreased due to the lower average number of vessels owned compared to the same period in 2023, partly offset by the depreciation attributable to the two new 40,000 cbm LPG carriers acquired in the first quarter of 2024.

•

Interest and finance costs for the three months ended March 31, 2024 and 2023 were $3.2 million and $2.6 million, respectively. The $0.6 million, or 23%, increase from the same period of last year is mostly due to the reduction of income from closing of interest rate swap positions as a result of debt prepayments and due to the increase in variable interest rates.

•

Interest income for the three months ended March 31, 2024 and 2023 was $0.8 million and $1.0 million, respectively. The decrease is mainly attributed to decreases in time deposits over the corresponding period.

•

Equity earnings in joint ventures for the three months ended March 31, 2024 and 2023 was a gain of $2.6 million and $8.8 million, respectively. The $6.2 million decrease from the same period of last year is mainly due to the profitable sale of a vessel during the first quarter of 2023 by one of the joint ventures.

•

As a result of the above, for the three months ended March 31, 2024 the Company reported net income of $17.7 million, compared to net income of $16.8 million for the three months ended March 31, 2023, an increase of $0.9 million, or 5%. The weighted average number of shares outstanding, basic, for the three months ended March 31, 2024 and 2023 was 35.1 million and 38.0 million, respectively.

•	Earnings per share, basic, for the three months ended March 31, 2024 amounted to $0.49 compared to earnings per share of $0.44 for the same period of last year.

•

Adjusted net income[1] was $19.1 million corresponding to an Adjusted EPS[1] of $0.53 for the three months ended March 31, 2024 compared to Adjusted net income of $17.3 million corresponding to an Adjusted EPS of $0.45 for the same period of last year.

•	EBITDA[1] for the three months ended March 31, 2024 amounted to $26.6 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA[1] to Net Income are set forth below.

•	An average of 27.04 vessels were owned by the Company during the three months ended March 31, 2024 compared to 32.26 vessels for the same period of 2023.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	A three years time charter extension for its 2014 built LPG carrier Eco Elysium, until May 2027.

•	A twelve months time charter extension for its 2014 built LPG carrier Eco Stream, until Jun 2025 with a charterer’s option to extend for a further twelve months.

•	A twelve months time charter extension for its 2016 built LPG carrier Eco Nical, until Apr 2025.

•	A six months time charter for its 2011 built LPG carrier Gas Elixir, until Oct 2024.

•	A three months time charter for its 2018 built LPG carrier Eco Arctic, until Jul 2024 with a charterer’s option to extend for a further three months.

1

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

As of May 2024, the Company has total contracted revenues of approximately $180 million.

For the remainder of the year 2024 the Company has circa 73% of fleet days secured under period contracts, and 30% for the year 2025.

In addition, the following charter arrangements were concluded for the joint venture vessels:

•	A twelve months time charter extension for the 2015 built LPG carrier Eco Lucidity, until Apr 2025.

•	A six months time charter for the 2008 built LPG carrier Gas Defiance, until Dec 2024.

The previously announced sale of the joint venture vessel Eco Ethereal was concluded in late April 2024 and the Company received a $24 million interim distribution from the joint venture.

CEO Harry Vafias Commented

Today we announce yet another record breaking quarter. Profits of $17.7 million for the first quarter of 2024 are an all time high for our company in the 20 years since its inception. These exceptional results were mainly driven by higher revenues and reduced expenses, and the two MGC vessels that were added to the fleet immediately started producing results. The reduced share count as a result of the share buybacks further enhances the bottom line on an earnings per share basis. In the current quarter we have so far repaid over $53 million of debt and now have 23 unencumbered vessels and a debt ratio below 15%. We continue to benefit from the positive market backdrop and we look forward to continue rewarding our shareholders’ trust with more positive quarters.

Conference Call details:

On May 22, 2024 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

Online Registration:

https://register.vevent.com/register/BIfef0702d7f65423ca8c51fdafd4f6556

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 32 LPG carriers, including five Joint Venture vessels in the water. These LPG vessels have a total capacity of 354,188 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, including those related to future revenues and profitability, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

Investor Relations

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended March 31, 2023 and March 31, 2024.

FLEET DATA	Q1 2023	Q1 2024
Average number of vessels (1)	32.26	27.04
Period end number of owned vessels in fleet	32	27
Total calendar days for fleet (2)	2,903	2,461
Total voyage days for fleet (3)	2,871	2,439
Fleet utilization (4)	98.9%	99.1%
Total charter days for fleet (5)	2,625	2,232
Total spot market days for fleet (6)	246	207
Fleet operational utilization (7)	97.3%	97.7%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before gain/loss on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and gain/loss on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Three Months Period Ended March 31,
	2023	2024
Net Income—Adjusted Net Income
Net income	16,816,191	17,729,716
Plus/(Less) loss/(gain) on derivatives	62,314	(99,286)
Plus swap interest received	193,318	208,127
Plus/(Less) net loss/(gain) on sale of vessels, net	23,354	(46,384)
Plus impairment loss	57,319	—
Plus share based compensation	175,569	1,345,409
Adjusted Net Income	17,328,065	19,137,582

Net income—EBITDA
Net income	16,816,191	17,729,716
Plus interest and finance costs	2,622,686	3,169,061
Less interest income	(1,040,944)	(753,396)
Plus depreciation	6,578,366	6,492,376
EBITDA	24,976,299	26,637,757
Net income—Adjusted EBITDA
Net income	16,816,191	17,729,716
Plus/(Less) loss/(gain) on derivatives	62,314	(99,286)
Plus/(Less) net loss/(gain) on sale of vessels, net	23,354	(46,384)
Plus impairment loss	57,319	—
Plus share based compensation	175,569	1,345,409
Plus interest and finance costs	2,622,686	3,169,061
Less interest income	(1,040,944)	(753,396)
Plus depreciation	6,578,366	6,492,376
Adjusted EBITDA	25,294,855	27,837,496
EPS—Adjusted EPS
Net income	16,816,191	17,729,716
Adjusted net income	17,328,065	19,137,582
Weighted average number of shares, basic	38,030,309	35,119,500
EPS—Basic	0.44	0.49
Adjusted EPS—Basic	0.45	0.53

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	For The Three Months Ended March 31,
	2023	2024
Revenues
Revenues	38,062,170	41,563,908
Expenses
Voyage expenses	3,518,691	2,345,200
Voyage expenses—related party	473,682	513,247
Vessels’ operating expenses	14,288,781	11,235,359
Vessels’ operating expenses—related party	257,500	241,500
Drydocking costs	1,090,042	—
Management fees—related party	1,234,120	1,053,719
General and administrative expenses	808,929	2,213,853
Depreciation	6,578,366	6,492,376
Impairment loss	57,319	—
Net loss/(gain) on sale of vessels	23,354	(46,384)

Total expenses	28,330,784	24,048,870

Income from operations	9,731,386	17,515,038

Other (expenses)/income
Interest and finance costs	(2,622,686)	(3,169,061)
(Loss)/gain on derivatives	(62,314)	99,286
Interest income	1,040,944	753,396
Foreign exchange loss	(104,326)	(49,044)

Other expenses, net	(1,748,382)	(2,365,423)

Income before equity in earnings of investees	7,983,004	15,149,615
Equity earnings in joint ventures	8,833,187	2,580,101

Net Income	16,816,191	17,729,716

Earnings per share
- Basic	0.44	0.49

-Diluted	0.44	0.49

Weighted average number of shares
- Basic	38,030,309	35,119,500
- Diluted	38,030,309	35,247,529

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2023	March 31, 2024
Assets
Current assets
Cash and cash equivalents	77,202,843	77,085,417
Receivable from related parties	—	448,610
Trade and other receivables	4,506,741	4,484,464
Other current assets	130,589	1,396
Claims receivable	55,475	55,475
Inventories	1,979,683	1,872,655
Advances and prepayments	1,409,418	1,569,161
Restricted cash	659,137	—
Assets held for sale	34,879,925	—

Total current assets	120,823,811	85,517,178

Non current assets
Advances for vessel acquisitions	23,414,570	—
Operating lease right-of-use assets	99,379	74,634
Vessels, net	504,295,083	617,632,086
Other receivables	48,040	105,460
Restricted cash	5,893,721	6,550,540
Investments in joint ventures	39,671,603	42,251,704
Deferred finance charges	1,105,790	—
Fair value of derivatives	1,858,677	804,150

Total non current assets	576,386,863	667,418,574

Total assets	697,210,674	752,935,752

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	955,567	—
Trade accounts payable	9,953,137	9,479,109
Accrued liabilities	5,681,144	5,921,347
Operating lease liabilities	71,173	74,634
Deferred income	5,386,126	7,339,669
Current portion of long-term debt	16,624,473	15,185,485

Total current liabilities	38,671,620	38,000,244

Non current liabilities
Operating lease liabilities	28,206	—
Deferred income	1,928,712	663,769
Long-term debt	106,918,176	145,442,266

Total non current liabilities	108,875,094	146,106,035

Total liabilities	147,546,713	184,106,279

Commitments and contingencies
Stockholders’ equity
Capital stock	453,434	454,684
Treasury stock	(44,453,836)	(44,792,012)
Additional paid-in capital	446,938,868	448,639,277
Retained earnings	145,993,681	163,723,397
Accumulated other comprehensive income	731,814	804,127

Total stockholders’ equity	549,663,961	568,829,473

Total liabilities and stockholders’ equity	697,210,674	752,935,752

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	For The Three Months Ended March 31,
	2023	2024
Cash flows from operating activities
Net income for the period	16,816,191	17,729,716
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,578,366	6,492,376
Amortization of deferred finance charges	329,383	258,295
Non-cash lease expense	23,189	24,745
Share based compensation	175,569	1,345,409
Change in fair value of derivatives	385,655	108,840
Proceeds from disposal of interest rate swaps	—	1,018,000
Equity earnings in joint ventures	(8,833,187)	(2,580,101)
Impairment loss	57,319	—
Loss/(Gain) on sale of vessels	23,354	(46,384)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	1,799,807	(35,143)
Other current assets	183,299	129,193
Inventories	762,634	353,756
Changes in operating lease liabilities	(23,189)	(24,745)
Advances and prepayments	(19,504)	(159,743)
Increase/(decrease) in
Balances with related parties	(214,731)	(1,390,625)
Trade accounts payable	2,060,374	(475,368)
Accrued liabilities	118,849	240,202
Deferred income	(545,247)	688,600

Net cash provided by operating activities	19,678,131	23,677,023

Cash flows from investing activities
Insurance proceeds	126,666	—
Proceeds from sale of vessels, net	9,416,242	34,679,584
Acquisition and improvement of vessels	(71,729)	(96,413,470)
Advances to joint ventures	—	(1,705)
Maturity in short term investments	15,000,000	—

Net cash provided by/(used in) investing activities	24,471,179	(61,735,591)

Cash flows from financing activities
Proceeds from exercise of stock options	—	356,250
Stock repurchase	—	(338,176)
Deferred finance charges paid	(215,833)	(22,167)
Advances from/(to) joint ventures	2,698	(11,848)
Loan repayments	(32,021,772)	(32,045,235)
Proceeds from long-term debt	—	70,000,000

Net cash (used in)/provided by financing activities	(32,234,907)	37,938,824

Net increase/(decrease) in cash, cash equivalents and restricted cash	11,914,403	(119,744)
Cash, cash equivalents and restricted cash at beginning of period	69,154,944	83,755,701

Cash, cash equivalents and restricted cash at end of period	81,069,347	83,635,957

Cash breakdown
Cash and cash equivalents	69,827,552	77,085,417
Restricted cash, current	1,802,116	—
Restricted cash, non current	9,439,679	6,550,540

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	81,069,347	83,635,957